Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying proxy form to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

(1) PROPOSED ESTABLISHMENT OF A NOMINATION COMMITTEE AND

(2)	NOTICE OF 2021 ANNUAL GENERAL MEETING

A notice dated April 28, 2022 convening the 2021 annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) to be held at the Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) on Thursday, June 16, 2022 at 9:30 a.m. is set out on pages 4 to 6 of this circular.

Whether or not you propose to attend the AGM in person, you may complete and return the enclosed proxy form in accordance with the instructions printed thereon. The proxy form should be returned to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on or before Friday, May 27, 2022.

Precautionary measures for the AGM

The Novel Coronavirus (the “COVID-19”) pandemic is currently under effective control in the PRC through the continuous prevention and control efforts. Nevertheless, in view of the uncertainties of the COVID-19 pandemic, certain precautionary measures will be implemented at the AGM to protect attendees and staff from the risk of infection, which include, without limitation:

(i)	all attendees will be required to undergo compulsory body temperature check;

(ii)	all attendees will be required to wear face masks prior to admission to the meeting venue;

(iii)	all attendees will be required to wear face masks throughout the AGM and sit at a distance from other attendees; and

(iv)	all attendees will be required to present their Itinerary Code (行程碼), Health Code (健康碼) and a valid nucleic acid nucleic acid and renies for inspection.

To the extent permitted by law, the Company reserves the right to deny entry into the AGM venue by attendees who do not comply with the precautionary measures above.

The company reminds shareholders who intend to attend the AGM in person that they should carefully consider the risks of attending the AGM in person, taking into account their own personal circumstances. Furthermore, the Company encourages shareholders to exercise their voting rights at the AGM by appointing the Chairman of the AGM as their proxy and to return their proxy forms by the time specified above, instead of attending the AGM in person.

April 28, 2022

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Board of Directors: Executive Directors Wu Yong Hu Lingling Zhou Shangde	Registered Office: No. 1052 Heping Road, Luohu District Shenzhen, Guangdong Province The People’s Republic of China Postal Code: 518010

Non-executive Directors Guo Jiming Hu Dan Zhang Zhe	Principal Place of Business in Hong Kong: No. 112, Floor M Hung Hom Station, Kowloon Hong Kong

Independent Non-executive Directors Frederick Ma Si-Hang Tang Xiaofan Qiu Zilong

April 28, 2022

To the shareholders of the Company

Dear Sir and Madam,

(1)	PROPOSED ESTABLISHMENT OF A NOMINATION COMMITTEE AND

(2)	NOTICE OF 2021 ANNUAL GENERAL MEETING

A.	INTRODUCTION

The purpose of this circular is to provide you with (i) information reasonably necessary to enable you to make a decision on whether to vote for, against or abstain from voting on the ordinary resolutions to be proposed at the AGM of the Company which will be convened for the purpose of considering and, if thought fit, approving, among others: (a) the establishment of a nomination committee; and (ii) the notice of the AGM.

LETTER FROM THE BOARD

B.	PROPOSED ESTABLISHMENT OF A NOMINATION COMMITTEE

In order to regulate the selection and appointment of the Directors and senior management, optimize the structure of the Board, and improve the corporate governance, in accordance with the Hong Kong Listing Rules revised in January 2022, the Code of Governance for Listed Companies (revised in 2018) of the China Securities Regulatory Commission, the Guidelines for the Self-regulation of Listed Companies No.1 — Standardized Operation issued by the Shanghai Stock Exchange in January 2022, and the Articles of Association, the Board resolved on 30 March 2022 to propose to establish a nomination committee, which is responsible for discussing and making recommendations on the candidates, selection criteria and procedures for the Directors, general managers and other senior management.

The term of reference of the proposed establishment of the nomination committee is set out in the Appendix to this circular.

The proposed establishment of the nomination committee is subject to the approval of the Shareholders at the AGM. An ordinary resolution to consider and approve the proposed establishment of the nomination committee will be proposed of the AGM.

C.	THE PROFITS DISTRIBUTION PROPOSAL FOR 2021

According to the audited financial statements of the Company for the year ended December 31, 2021, the Company recorded a net loss attributable to the Shareholders for the year 2021. Taking into consideration the current operating position of the Company, the capital requirements for maintaining normal operation and steady development of the principal business of the Company and to enhance the Company’s risk resistance capacity under the continuous impact of the COVID-19 pandemic, the Company proposed not to make profits distribution for the year 2021 nor capitalize any capital reserves to increase the share capital of the Company in accordance with the profits distribution policy under the Articles of Association.

D.	ANNUAL GENERAL MEETING

The voting in respect of the resolutions proposed at the AGM will be conducted by way of poll.

For the purpose of determining the list of holders of H shares of the Company (“H Shares”) that are entitled to attend and vote at the AGM, the register of members of H Shares will be closed from Tuesday, May 17, 2022 to Thursday, June 16, 2022 (both days inclusive), during which period no transfer of H Shares will be registered. If any holder of H Shares intends to attend and vote at the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with Computershare Hong Kong Investor Services Limited, the Company’s registrar for H Shares, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Monday, May 16, 2022.

LETTER FROM THE BOARD

Holders of H Shares whose names appear on the register of members of the Company at 4:30 p.m. on Monday, May 16, 2022, or their proxies, are entitled to attend and vote at the AGM.

A notice convening the AGM is set out on pages 4 to 6 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant Shareholders. A proxy form for use at the AGM is enclosed with this circular.

Whether or not you propose to attend the AGM in person, you may complete and return the enclosed proxy form in accordance with the instructions printed thereon. The proxy form should be returned to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on or before Friday, May 27, 2022.

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited Wu Yong
Chairman

NOTICE OF 2021 ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF 2021 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2021 annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) will be held at The Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) on Thursday, June 16, 2022 at 9:30 a.m. to consider and, if thought fit, pass the following resolutions of the Company:

ORDINARY RESOLUTION

1.	THAT the work report of the board of directors of the Company for the year 2021 be and is hereby reviewed and approved.

2.	THAT the work report of the supervisory committee of the Company for the year 2021 be and is hereby reviewed and approved.

3.	THAT the audited financial statements of the Company for the year 2021 be and are hereby reviewed and approved.

4.	THAT the profits distribution proposal of the Company for the year 2021 be and is hereby reviewed and approved.

5.	THAT the financial budget of the Company for the year 2022 be and is hereby reviewed and approved.

NOTICE OF 2021 ANNUAL GENERAL MEETING

6.

THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company for the year 2022 and their remunerations be and are hereby reviewed and approved.

7.	THAT the establishment of a nomination committee be and is hereby reviewed and approved.

Notes:

(1)

For the purpose of determining the list of holders of H shares of the Company (“H Shares”) that are entitled to attend and vote at the AGM, the register of members of H Shares will be closed from Tuesday, May 17, 2022 to Thursday, June 16, 2022 (both days inclusive), during which period no transfer of H Shares will be registered. If any holder of H Shares intends to attend and vote at the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with Computershare Hong Kong Investor Services Limited, the Company’s registrar for H Shares, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Monday, May 16, 2022. Holders of H Shares whose names appear on the register of members of the Company at 4:30 p.m. on Monday, May 16, 2022, or their proxies, are entitled to attend and vote at the AGM. Holders of A shares of the Company will be given a separate notice of the AGM.

(2)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the AGM and vote on such shareholder’s behalf.

(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)

The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5)

Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, May 27, 2022.

(6)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

(7)

The Novel Coronavirus (the “COVID-19”) pandemic is currently under effective control in the PRC through the continuous prevention and control efforts. Nevertheless, in view of the uncertainties of the COVID-19 pandemic, certain precautionary measures will be implemented at the AGM to protect attendees and staff from the risk of infection, which include, without limitation:

(i)	all attendees will be required to undergo compulsory body temperature check;

(ii)	all attendees will be required to wear face masks prior to admission to the meeting venue;

(iii)	all attendees will be required to wear face masks throughout the AGM and sit at a distance from other attendees; and

NOTICE OF 2021 ANNUAL GENERAL MEETING

(iv)	all attendees will be required to present their Itinerary Code (行程碼), Health Code (健康碼) and a valid negative nucleic acid and renies for inspection.

To the extent permitted by law, the Company reserves the right to deny entry into the AGM venue by attendees who do not comply with the precautionary measures above.

The company reminds shareholders who intend to attend the AGM in person that they should carefully consider the risks of attending the AGM in person, taking into account their own personal circumstances. Furthermore, the Company encourages shareholders to exercise their voting rights at the AGM by appointing the Chairman of the AGM as their proxy and to return their proxy forms by the time specified, instead of attending the AGM in person.

Registered office of the Company:
No.1052 Heping Road, Luohu District Shenzhen, Guangdong Province
The People’s Republic of China Telephone: 86-755-25588150
Facsimile: 86-755-25591480
By order of the Board
Guangshen Railway Company Limited Tang Xiangdong
Company Secretary

Shenzhen, the PRC

April 28, 2022

As at the date of this notice, the executive directors are Mr. Wu Yong, Mr. Hu Lingling and Mr. Zhou Shangde; the non-executive directors are Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe; and the independent non-executive directors are Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong.

APPENDIX	REGULATIONS ON THE WORK OF THE NOMINATION COMMITTEE

Guangshen Railway Co., Ltd.

Regulations on the Work of the Nomination Committee under the Board of Directors

(Reviewed and approved by the General Meeting of Shareholders on [•] 2022)

Chapter I General Provisions

Article 1 In order to standardize the selection and appointment of directors and senior managers of Guangshen Railway Co., Ltd. (hereinafter referred to as “Company”), optimize the composition of the Board of Directors and improve the corporate governance structure, the Company hereby establishes the nomination committee (the “Nomination Committee”) under the board of directors (the “Directors”) of the Company (the “Board”) and formulates the Work Regulations in accordance with the Company Law of the People’s Republic of China, the Code of Corporate Governance of Listed Companies, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of Guangshen Railway Co., Ltd. (hereinafter referred to as the “Articles of Association”) as well as other laws and regulations.

Article 2 The Nomination Committee under the Board is a specialized working body under the Board, which is responsible for discussing and making suggestions on the candidates, selection criteria and procedures of Directors, General Manager and other senior managers of the Company.

Chapter II Personnel Composition

Article 3 The members of the Nomination Committee under the Board are composed of five Directors, most of whom are independent non-executive Directors. The Committee shall have a chairman (the “Chairman”). The members of the Nomination Committee shall be nominated by the Chairman of the Board, more than half of the independent Directors or one-third of all Directors and shall be elected by the Board. The Chairman of the Committee is to be elected by the Board from among the elected independent non-executive Directors.

Article 4 The term of office of the Nomination Committee is the same as that of the Board, and the members of the Committee may be re-elected at the expiration of their term of office. During the term of office, if any member of the Committee ceases to hold the post of director of the Company, he/she will automatically lose his/her membership, and the Committee will fill the vacancy according to the election procedure stipulated in the Regulations.

APPENDIX	REGULATIONS ON THE WORK OF THE NOMINATION COMMITTEE

Chapter III Duties and Powers

Article 5 The main duties and powers of the Nomination Committee are as follows:

(I)

Review the structure, number of personnel and composition of the Board at least annually (including but not limited to their skills, knowledge, experience, gender, age, ethnic group, cultural and educational background, length of service, region, and industry), and propose any changes to the Board to be made in line with the Company’s strategy;

(II)	Study the selection criteria and procedures of Directors and senior managers, and make recommendations to the Board;

(III)

Search for persons with adequate eligibility for serving as Directors and senior managers, select and nominate competent persons to serve as Directors and senior managers, or make related suggestions to the Board;

(IV)	Review the candidates for Directors and senior managers and make related suggestions;

(V)	Evaluate the independence of independent Directors;

(VI)	Make recommendations to the Board on the appointment or re-appointment of Directors and the succession plan for Directors (especially the Chairman of the Board and General Manager);

(VII)	Other matters stipulated by laws, regulations, securities regulatory authorities and stock exchanges at the place where the Company’s shares are listed and authorized by the Board.

Article 6 The Nomination Committee shall be responsible to the Board, and the proposals of the Committee shall be submitted to the Board for consideration. Without sufficient reasons or reliable evidence, the controlling shareholder (or the largest shareholder) shall fully respect the recommendations of the Nomination Committee; otherwise, it shall not propose alternative candidates for Directors or senior managers.

Chapter IV Decision-making Procedure

Article 7 The Nomination Committee shall, in accordance with relevant laws and regulations and the Articles of Association, study the election conditions, selection procedures and tenure of office for Directors and senior managers of the Company, form a resolution, put it on record and submit it to the Board for consideration.

APPENDIX	REGULATIONS ON THE WORK OF THE NOMINATION COMMITTEE

Article 8 Procedures for the selection and appointment of Directors and senior managers:

(I)	The Nomination Committee shall actively communicate with relevant departments of the Company, study the Company’s demand for Directors and senior managers, and formulate written materials;

(II)	The Nomination Committee may extensively search for candidates for Directors and senior managers both inside and outside the Company;

(III)	Collect the preliminary candidates’ occupation, education background, professional title, detailed work experience, full-time/part-time job information, etc., and formulate written materials;

(IV)	Seek the consent of the nominee for nomination; otherwise, the nominee may not act as a candidate for the Director or senior manager;

(V)	Convene a meeting of the Nomination Committee and examine the qualifications of the preliminary candidates according to the qualification requirements for Directors and senior managers;

(VI)	Provide the Board with suggestions and relevant materials on the candidates for Directors and senior managers before the election and appointment of new Directors and senior managers;

(VII)	Carry out other follow-up work according to the decisions and feedback of the Board.

Chapter V Rules of Procedure

Article 9 The Nomination Committee shall hold a meeting at least once a year, which shall be chaired by the Chairman of the Committee. If the Chairman is unable to attend, he/she may entrust another member (independent non-executive director) to chair the meeting. The Chairman has the right to convene an extraordinary meeting. The Nomination Committee shall notify all members in writing or by fax, email, telephone or other means within five days before the meeting, except when all members attending the meeting are exempted from the notification period.

Article 10 The meeting of the Nomination Committee shall be held only when more than two-thirds of the members attend. Each member shall have one vote. The resolutions made at the meeting must be approved by more than half of all members present at the meeting before being submitted to the Board.

APPENDIX	REGULATIONS ON THE WORK OF THE NOMINATION COMMITTEE

If a member is unable to attend the meeting for some reason, he/she may authorize another member in writing to attend on his/her behalf as if he/she has attended the meeting. If a member of the Nomination Committee authorizes another member to attend the meeting and exercise his/her voting rights on his/her behalf, a letter of authorization shall be submitted to the chairperson of the meeting. The letter of authorization shall specify the authorized person’s name, authorized matters, authorized rights and validity period, and shall be signed or sealed by the authorizer. The letter of authorization shall be submitted to the chairperson of the meeting before the voting at the meeting. If a member neither attends the meeting in person nor authorizes any other member to attend the meeting on his/her behalf, it shall be deemed that he/she has not attended the relevant meeting. If a member fails to attend the meeting for two consecutive times, it shall be deemed that he/she cannot properly perform his/her duties and powers, and the Board may revoke his/her membership.

Article 11 The Nomination Committee meeting adopts the method of voting by show of hands or by ballot. The meeting may be convened by means of communication voting.

Article 12 The Nomination Committee may invite the Company’s Directors, supervisors and other senior managers to attend the meeting as nonvoting delegates as it deems necessary.

Article 13 When the Nomination Committee deems it necessary, it may independently hire an intermediary agency to provide professional advice, and the expense shall be paid by the Company.

Article 14 The convening procedures, voting methods and proposals adopted at the meeting of the Nomination Committee must comply with the relevant laws and regulations of the state, the relevant provisions of the securities regulatory authorities and stock exchanges of the place where the Company’s shares are listed, the Articles of Association and the Regulations.

Article 15 The minutes of the meeting of the Nomination Committee shall be prepared, and the members present at the meeting shall sign the minutes. The minutes of the meeting shall be kept by the Secretariat of the Board for a period of ten years.

Article 16 The proposals and voting results adopted at the Nomination Committee meeting shall be submitted to the Board in written form.

Article 17 Members present at the meeting have the obligation to keep confidential the matters discussed at the meeting and are not allowed to disclose relevant information without authorization.

APPENDIX	REGULATIONS ON THE WORK OF THE NOMINATION COMMITTEE

Article 18 In order to ensure the fair and impartial performance of the duties and powers of the Nomination Committee, when the Nomination Committee considers matters related to the selection of Directors and senior managers, a member shall be deemed to have an interest if he/she falls under any of the following circumstances, and in that case, he/she shall make a disclosure to the Nomination Committee in advance and abstain from voting on relevant proposals:

(I)	The member is recommended to be nominated;

(II)	A close relative of the member is recommended to be nominated;

(III)	Other circumstances that may affect the member’s objective and impartial judgment.

Chapter VI Supplementary Provisions

Article 19 The Regulations shall come into effect as of the date of adoption of the resolution of the General Meeting of Shareholders, and the Board shall be responsible for the interpretation and revision of the Regulations.

Article 20 Matters not covered in the Regulations shall be subject to relevant applicable laws and regulations, relevant provisions of the securities regulatory authorities and stock exchanges of the place where the Company’s shares are listed, and the Articles of Association. If the Regulations conflict with any applicable laws and regulations promulgated in the future, relevant provisions of the securities regulatory authorities and stock exchanges of the place where the Company’s shares are listed, or the Articles of Association revised by legal procedures, the relevant applicable laws and regulations, relevant provisions of the securities regulatory authorities and stock exchanges of the place where the Company’s shares are listed, and the Articles of Association shall prevail, and the Regulations shall be revised and submitted to the Board for consideration and approval in a timely manner.